MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**

Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

June 21, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on June 21, 2007 through the facilities of Filing Services Canada via full disclosure network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 21st day of June, 2007

"Peter Tallman"

Peter Tallman, President

7/13

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

June 21, 2007

Messina Minerals Reports Mineral Resources at Boomerang/Domino, Newfoundland

Messina Minerals Inc. ("MMI"-TSXV) has received the initial resource estimate compliant with CIM Guidelines and NI43-101 regulations for disclosure for the Company's recently discovered Boomerang zinc-lead-copper-silver-gold deposit in central Newfoundland. A resource estimate for a portion of the adjacent Domino zinc-lead-copper-silver-gold deposit is also included. These initial resource estimates, completed independently by Snowden Mining Industry Consultants Inc. ("Snowden"), incorporate all drilling completed at Boomerang up to June 3, 2007 and all drilling at Domino between 3525E and 3900E only up to June 3, 2007.

The purpose of completing this mineral resource estimate is to establish a "benchmark" resource for the Company. The objective of Messina is to double the contained metal as represented by the benchmark resource by the end of 2007, with a report supporting the increase delivered to the Company by April 2008. This objective is expected to be met principally by testing areas of mineralization within Messina's properties with previously published 'historic resources' and upgrading these areas to current standards. This exploration program is underway; drilling has begun at the Skidder prospect historic resource and along strike from the Domino inferred mineral resource. Drilling at the TouchDown target adjacent to Boomerang will commence shortly.

SUMMARY
Boomerang is estimated, using a 1% zinc cut-off, to have indicated mineral resources totaling 1,364,600 tonnes grading 7.09% zinc, 3.00% lead, 0.51% copper, 110.43 g/t silver, and 1.66 g/t gold. In addition, also at a 1% zinc cut-off, Boomerang is estimated to contain a further 278,100 tonnes of inferred mineral resources grading 6.72% zinc, 2.88% lead, 0.44% copper, 96.53 g/t silver, and 1.29 g/t gold. Domino, adjacent to Boomerang and thought to be the same mineralized horizon, hosts another 411,200 tonnes inferred mineral resource grading 6.3% zinc, 2.8% lead, 0.4% copper, 94 g/t silver and 0.6 g/t gold. **In summary, Messina reports initial 1.36 million tonnes indicated mineral resources plus 0.7 million tonnes inferred mineral resources at Boomerang/Domino.**

The estimated tonnage of Boomerang in the indicated mineral resource category is 1,364,600 tonnes containing approximately 213.2 million pounds zinc, 90.3 million pounds lead, 15.3 million pounds copper, 4.8 million ounces silver and 72,800 ounces gold. In addition, Boomerang and Domino contain a further 689,300 tonnes of inferred mineral resources containing an estimated 98.3 million pounds zinc, 43.0 million pounds lead, 6.3 million pounds copper, 2.1 million ounces silver, and 19,500 ounces gold.

The effect of applying a higher zinc cut-off is minor. At 2% zinc cut-off indicated mineral resources are 1,318,700 tonnes, a difference of 45,900 tonnes; and inferred mineral resources are 625,100; a difference of 64,200 tonnes.

SGS Lakefield Research ("Lakefield") is testing Boomerang mineralization for the purpose of developing preliminary metallurgical processes for metal recovery using conventional methods known to the base metal mining industry. Results of Lakefield's work are expected during 2007, however no firm timeline has been provided to Messina.

MINERAL RESOURCE DETAILS

Table 1A: **Boomerang Indicated Mineral Resources**

Resource Area	Cut-off Zn %	Resource Category	Density	Tonnes	Zn %	Pb %	Cu %	Au g/t	Ag g/t
Boomerang	**1**	**Indicated**	**3.81**	**1,364,600**	**7.09**	**3.00**	**0.51**	**1.66**	**110.43**

Table 1B: **Boomerang and Domino Inferred Mineral Resources**

Resource Area	Cut-off Zn %	Resource Category	Density	Tonnes	Zn %	Pb %	Cu %	Au g/t	Ag g/t
Boomerang	**1**	**Inferred**	**3.60**	**278,100**	**6.72**	**2.88**	**0.44**	**1.29**	**96.53**
Domino	**1**	**Inferred**	**3.46**	**411,200**	**6.3**	**2.8**	**0.4**	**0.6**	**94**

Table 2A: **Boomerang Indicated Minerals Resources - Contained Metals**

Resource Area	Resource Category	Zn lbs	Pb lbs	Cu lbs	Au g	Ag g	Au oz	Ag oz
Boomerang	**Indicated**	213,295,359	90,251,915	15,342,826	2,265,236	150,692,778	72,828	4,844,804

Table 2B: **Boomerang and Domino Inferred Mineral Resources - Contained Metals**

Resource Area	Resource Category	Zn lbs	Pb lbs	Cu lbs	Au g	Ag g	Au oz	Ag oz
Boomerang	**Inferred**	41,200,270	17,657,259	2,697,637	358,749	26,844,993	11,534	863,072
Domino	**Inferred**	57,111,486	25,382,883	3,626,126	246,720	38,652,800	7,932	1,242,695

Table 3: **Boomerang Indicated and Inferred Mineral Resources by Zn % Cut-off**

Cut-off Zn %	Resource category	Volume	Density	Tonnes	Zn %	Cu %	Pb %	Au g/t	Ag g/t
0.5	Indicated	361,800	3.81	1,368,800	7.07	0.51	3.00	1.66	110.22
1.0	**Indicated**	**360,800**	**3.81**	**1,364,600**	**7.09**	**0.51**	**3.00**	**1.66**	**110.43**
2.0	Indicated	347,900	3.81	1,318,700	7.28	0.52	3.07	1.68	112.37
3.0	Indicated	318,900	3.83	1,215,200	7.68	0.54	3.17	1.71	115.40
4.0	Indicated	280,300	3.86	1,076,300	8.23	0.57	3.28	1.73	118.66

Cut-off Zn %	Resource category	Volume	Density	Tonnes	Zn %	Cu %	Pb %	Au g/t	Ag g/t
0.5	Inferred	77,700	3.60	278,200	6.71	0.44	2.88	1.29	96.51
1.0	**Inferred**	**77,700**	**3.60**	**278,100**	**6.72**	**0.44**	**2.88**	**1.29**	**96.53**
2.0	Inferred	74,300	3.61	266,100	6.95	0.45	2.96	1.32	99.25
3.0	Inferred	69,600	3.61	249,400	7.24	0.46	3.05	1.34	101.96

4.0	Inferred	63,300	3.62	227,800	7.59	0.48	3.12	1.33	103.44

Table 4: **Domino Inferred Mineral Resources by Zn % Cut-off**

Resource category	Zn % cut-off	Tonnes	Zn %	Cu %	Pb%	Ag g/t	Au g/t
Inferred	0.5	430,200	6.1	0.4	2.7	89	0.6
Inferred	**1.0**	**411,200**	**6.3**	**0.4**	**2.8**	**94**	**0.6**
Inferred	2.0	359,000	7.0	0.4	3.1	108	0.7
Inferred	3.0	304,200	7.8	0.4	3.5	127	0.8
Inferred	4.0	254,100	8.7	0.5	3.8	150	0.9

METHODOLOGIES

Snowden calculated Boomerang indicated and inferred mineral resources using "ordinary kriging" as the interpolation method. Snowden produced 1 meter downhole composited assays from the sample database, and then applied assay top-cuts as follows:
Boomerang top-cuts: Zn 29.8%, Pb 11.8%, Cu 1.77%, Ag 422 g/t, Au 8.85 g/t

Snowden calculated the Domino resource differently, because there are fewer drill holes and overall number of samples, using a "change of support" methodology to estimate the inferred mineral resources. Like Boomerang, Snowden produced 1 meter downhole composited assays from the Domino sample database, and then applied assay top-cuts as follows:
Domino top-cuts: Zn 24.0%, Pb 10.0%, Cu none, Ag 335 g/t, Au 1.692 g/t

Specific gravity data used for both Boomerang and Domino samples is measured systematically by Messina staff from each assay sample collected and this data forms part of the data set evaluated by Snowden. Messina personnel incorporated drilling data to June 3rd into a geologic model for both Boomerang and Domino, and with Snowden adjusted the models and wireframes as required.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The resource estimate reported here was prepared by Pamela De Mark, Senior Consultant - Resource Evaluation of Snowden Mining Industry Consultants Inc. with peer review by Alex Trueman, Divisional Manager also of Snowden who are Qualified Persons as defined by NI43-101. As required by NI43-101 regulations, the resource estimate report will be filed on SEDAR in its entirety within 45 days.

BUSINESS STRATEGY

Messina is drilling zinc-lead-copper-silver-gold enriched massive sulphides at and adjacent to the Boomerang and Domino massive sulphide mineral resources, within the Company's Tulks South Property located in central Newfoundland, Canada. The Tulks South Property represents a portion of the 342 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known as prospective for zinc-rich deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

This initial resource estimate, attributable to the recently discovered Boomerang/Domino deposit, is an important milestone following two years of technical work and provides a significant 'benchmark' base from which to grow. The Company is well situated to expand this initial 'benchmark' by testing

and upgrading numerous areas of previously published historic resources, plus drill testing recently identified target areas for new discoveries; all within the Company's extensive landholdings in central Newfoundland. Three drills are currently active.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

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END